Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

August 5, 2009

Item 3	News Release

The news release dated August 5, 2009 was disseminated through Marketwire’s Canadian and US Investment and UK Media and Analysts Networks.

Item 4	Summary of Material Change

Silver Standard Resources Inc. reported initial results from the diamond drilling program underway at its wholly-owned Snowfield gold-copper project in northern British Columbia. The 2009 program includes in-fill and step-out drilling at the Snowfield Zone and drill testing of previously identified zones and prospecting for additional target areas to the south. The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated August 5, 2009.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Joseph J. Ovsenek, Senior Vice President, Corporate
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 5th day of August, 2009

August 5, 2009	News Release 09-20

SNOWFIELD AND BRUCEJACK DRILLING UPDATE

Vancouver, B.C. – August 5, 2009 - Silver Standard Resources Inc. (Nasdaq:SSRI, TSX:SSO) is pleased to report initial results from the diamond drilling program underway at its wholly-owned Snowfield gold-copper project in northern British Columbia. The 2009 program includes in-fill and step-out drilling at the Snowfield Zone and drill testing of previously identified zones and prospecting for additional target areas to the south. The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Snowfield Zone

A highlight from the Snowfield Zone is hole MZ-32, which intersected 523 meters averaging 0.73 grams of gold per tonne (1,716 feet averaging 0.02 ounces of gold per ton) and 0.16% copper and included 69 meters averaging 1.04 grams of gold per tonne (226 feet averaging 0.03 ounces of gold per ton) and 0.20% copper. MZ-32, which ended in mineralization, is an in-fill hole collared approximately 100 meters to the southeast of MZ-01 and 100 meters to the northwest of MZ-10, which were drilled in 2008 (see news release dated October 22, 2008). These three holes demonstrate the continuity of mineralization between holes.

A total of 20,000 meters of diamond drilling is planned for the Snowfield Zone, and there are currently four drills on the property.

Galena Hill Zone

Drill targets to the south of the Snowfield Zone in an area known as Brucejack are within Silver Standard’s wholly-owned Sulphurets project. The previously identified Galena Hill Zone is being drill-tested for gold mineralization. Some holes have encountered visible gold. For the quoted average gold assays, any gold assay in excess of 31.1 grams of gold per tonne was cut to 31.1 grams of gold per tonne.

Highlights from the Galena Hill Zone include:

-SU-05, which intersected 155 meters averaging 1.26 grams of gold per tonne (509 feet averaging 0.04 ounces of gold per ton), including 12 meters averaging 5.37 grams of gold per tonne (39 feet averaging 0.16 ounces of gold per ton).

-SU-06, which intersected 45 meters averaging 1.83 grams of gold per tonne (148 feet averaging 0.05 ounces of gold per ton), including 11 meters of 4.65 grams of gold per tonne (36 feet averaging 0.14 ounces of gold per ton).

SG Zone

The SG Zone, which is located 1,500 meters north of Galena Hill, has also been tested with four drill holes. Highlights from the SG Zone include:

SU-01, which intersected 39 meters of 1.06 grams of gold per tonne (128 feet averaging 0.03 ounces of gold per ton); and

SU-04, which intersected 75 meters of 1.62 grams of gold per tonne (246 feet averaging 0.05 ounces of gold per ton), including 27 meters of 2.57 grams of gold per tonne (89 feet averaging 0.07 ounces of gold per ton).

A minimum of 8,000 meters of diamond drilling is planned to test targets in the Brucejack area, and two drills are on the property.

The most recent resource update for Snowfield dated February 3, 2009 reports measured and indicated resources totaling 4.4 million ounces of gold and inferred resources of 14.3 million ounces of gold based on a cut-off grade of 0.5 grams of gold-equivalent/tonne. The 2009 drilling program is intended to upgrade a significant portion of the inferred resources. Results will be reported as they are received.

There are also over 900 historic diamond drill holes from both surface and underground drilling in the Brucejack area. Silver Standard anticipates being able to incorporate a portion this data in future resource estimates.

Selected Snowfield Drill Results* – August 2009

Snowfield Zone

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold g/tonne	Copper %
MZ-01(1)	20.7	279.5	258.8	0.71	0.14
Incl.	248.4	279.5	31.1	1.38	0.31
MZ-10(1)	3.0	623.0	620	0.75	0.17
MZ-32(2)	0.0	522.7	522.7	0.73	0.16
Incl.	249.0	318.0	69.0	1.04	0.20
MZ-34	11.0	104.5	129.5	0.55	0.06

Brucejack Area

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold g/tonne	Silver g/tonne
SG Zone
SU-01	1.52	40.5	39.0	1.06	3.49
	150.0	178.5	28.5	0.88	1.46
Incl.	150.0	162.0	12.0	1.28	2.21
SU-03	1.3	15.0	13.7	0.92	3.61
	73.5	115.5	42.0	0.58	4.55
	144.0	175.0	31.0	1.02	8.77
SU-04	11.0	18.5	7.5	1.07	9.32
	45.5	56.0	10.5	0.82	3.24
	137.0	161.5	24.5	0.53	6.54
	215.0	290.0	75.0	1.62	4.81
Incl.	228.0	255.5	27.0	2.57	6.17
Galena Hill Zone
SU-05	39.2	51.5	12.3	0.61	13.3
	323.5	478.5	155.0	1.26	20.36
Incl.	466.5	478.5	12.0	5.37	26.28
SU-06	40.0	84.5	44.5	1.83	20.28
Incl.	56.7	68.0	11.3	4.65	55.19
	146.0	225.5	79.5	1.01	10.48
	278.9	356.5	77.6	1.01	5.45
* True thickness to be determined. (1) Previously reported. (2) Ended in mineralization. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C. All samples were analyzed using aqua regia digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

A map of the 2009 Snowfield drilling program will be made available on Silver Standard’s web site: www.silverstandard.com/projects/snowfield.cfm.  Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Snowfield Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as seeking growth through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”,”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.